From: **The Remington Smith** theremingtonsmith@gmail.com 🖉
Subject: Re: Land Lord investment
Date: December 12, 2022 at 1:56 PM
To: Kyle Hoehn kyle@csgrealestate.com

TS

Sure thing, and thank you - very helpful to have this waiting in the wings to help us unlock the matching funds quickly.

On Mon, Dec 12, 2022 at 1:54 PM Kyle Hoehn <kyle@csgrealestate.com> wrote:

> I can wait. Thanks. Will you send me an email once everything is ready?



> **Kyle Hoehn**
>
> President
>
> **Phone:** 812-288-9057
>
> **Mobile:** 812-987-3295
>
> **Email:** kyle@csgrealestate.com
>
> 380 Missouri Avenue Suite A10
>
> Jeffersonville, IN 47130
>
> **www.csgrealestate.com**

From: The Remington Smith <theremingtonsmith@gmail.com>
Sent: Monday, December 12, 2022 1:29 PM
To: Kyle Hoehn <kyle@csgrealestate.com>
Subject: Re: Land Lord investment

Yeah, we're going to launch the campaign in late January once we get some production support and research from an ad agency in town. But if you'd rather just invest now instead of waiting, attached is the membership & operating agreements. Thank you!

On Mon, Dec 12, 2022 at 11:14 AM Kyle Hoehn <kyle@csgrealestate.com> wrote:

> Hi Remington,
>
> I signed up on wefunder and found you and the movie, but it doesn't appear that I can invest there. It has a message that says "follow Land Lord to be notified if they later decide to raise funding."



> **Kyle Hoehn**
>
> President.
>
> **Phone:** 812-288-9057
>
> **Mobile:** 812-987-3295
>
> **Email:** kyle@csgrealestate.com

Email: kyle@csgrealestate.com

380 Missouri Avenue Suite A10

Jeffersonville, IN 47130

www.csgrealestate.com

From: The Remington Smith <theremingtonsmith@gmail.com>
Sent: Friday, December 9, 2022 5:29 PM
To: Kyle Hoehn <kyle@csgrealestate.com>
Cc: Alex Hunnicutt <alex@1dleventsanddesign.com>
Subject: Land Lord investment

Hey Kyle!

Alex told me you were interested in investing in our film, thank you so much.

We just got word from Render, a tech startup fund here in town, that they will match up to $20,000 raised on WeFunder. It's like Kickstarter, but you actually own parts of the project.

We can offer the same terms (15% ROI, 50/50 split on net proceeds) if you would invest through that campaign and help us hit that benchmark. But let me know what you think.

Thanks!

--

Remington Smith
502-341-9439

theremingtonsmith.com

--

Remington Smith
502-341-9439

theremingtonsmith.com

--
Remington Smith
502-341-9439
theremingtonsmith.com

From: **Remington** theremingtonsmith@gmail.com
Subject: Notice: Closing Date Extension 2
Date: December 31, 2022 at 2:50 PM
To: Remington Smith theremingtonsmith@gmail.com

Notice: Closing Date Extension 2



Happy Holidays Everyone!

I'm happy to announce that local startup fund Render Capital has accepted our application to be a part of their Match program, where they will match up to $20,000 raised through WeFunder. Ad agency Kertis Creative is willing to help us with the campaign pro bono, but is not free until next month.

As mentioned in the operating agreement, the Closing Date could be extended "provided that no extension shall exceed one (1) year unless otherwise deemed necessary by the Manager(s) due to circumstances beyond the control of the Manager(s) (e.g. difficulties relating to Covid-19)."

So, **I am officially extending the Closing Date to April 1, 2023. Please reply**

...next month with details about the campaign as we get ready ...meantime, we have started location scouting, are working on ...composer, met with the film office to get the tax incentive ...preparing our casting call. It's getting exciting.

...support this year. As the path to final financing winds ...to start sharing the creative process of actually making the ...See you next year.



I will email again next month with details about the campaign as we get ready to launch. In the meantime, we have started location scouting, are working on music with our composer, met with the film office to get the tax incentive application and are preparing our casting call. It's getting exciting.

Thank you for all your support this year. As the path to final financing winds down, I'm excited to start sharing the creative process of actually making the film with you all. See you next year.

-Harrington



I will email again next month with details about the campaign as we get ready to launch. In the meantime, we have started location scouting, are working on music with our composer, met with the film office to get the tax incentive application and are preparing our casting call. It's getting exciting.

Thank you for all your support this year. As the path to final financing winds down, I'm excited to start sharing the creative process of actually making the film with you all. See you next year.

-Harrington













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